EXHIBIT 99.1

STANDARD DIVERSIFIED INC. REPORTS FINANCIAL RESULTS FOR ITS SECOND QUARTER ENDED JUNE 30, 2018

NEW YORK, NY, August 10, 2018 – Standard Diversified Inc. (“Standard Diversified”, “SDI”, or the “Company”) (NYSE American: SDI) will today announce its financial results for the second quarter ended June 30, 2018.  In addition to its Quarterly Report on Form 10-Q for the second quarter filed with the Securities and Exchange Commission, the Company will also make available an updated Investor Presentation on its corporate website at www.standarddiversified.com.

2018 Second Quarter Highlights (comparisons to prior year’s period)
•
Total revenues increased 23.8% to $89.3 million as a result of strong growth at Turning Point Brands, Inc. (NYSE: TPB) (“Turning Point”) and the addition of earned insurance premiums following the Company’s acquisition of Maidstone Insurance Company (“Maidstone”) on January 2, 2018

•	Total operating income increased 7.3% to $14.1 million
•	Net income increased 26.9% to $8.1 million
•	Net income attributable to SDI was $3.5 million, or $0.20 per diluted share

Management Commentary
Ian Estus, Chief Executive Officer, stated, “SDI reported a good second quarter highlighted by positive net sales growth at Turning Point, stabilizing earned premiums from Maidstone, and the first full quarter of recurring revenues from Standard Outdoor, our out-of-home advertising business.  Turning Point continues to operate as a market leader in other tobacco products, building upon its well-established brands Stoker’s and Zig-Zag.  The company also continued its momentum in the new generation segment, with the acquisition of Vapor Supply and VaporBeast’s continued market share expansion.”

Mr. Estus continued, “In our insurance segment, we were pleased to write approximately $7.5 million in premium during the quarter.  At Maidstone, we are focused on continuing to develop a platform with sustainable and profitable underwriting performance.  As such, we are poised for balanced growth in personal automobile and homeowners insurance.  In our out-of-home advertising business we were pleased with our first full quarter of sales, as they were in line with expectations.  We continue to actively pursue acquisition targets to expand on our current inventory of 384 billboard faces located across Alabama, Florida, Georgia and Texas.  Overall, we see various long-term growth opportunities in each of our business lines as we head into the second half of the year.”

Financial and Operating Results for the Second Quarter ended June 30, 2018

SDI operates in five reportable segments; (1) smokeless products, (2) smoking products, (3) NewGen products, (4) Insurance and (5) Other, a category which includes the out-of-home advertising business, miscellaneous SDI holding company operations and certain unallocated Turning Point amounts.

More specifically, the smokeless products segment under Turning Point Brands: (a) manufactures and markets moist snuff tobacco and (b) contracts for and markets chewing tobacco products.  The smoking products segment: (a) imports and markets cigarette papers, tubes and related products and (b) imports and markets finished cigars and make-your-own (“MYO”) cigar wraps. The NewGen products segment (a) markets e-cigarettes, e-liquids, vaporizers and other related products and (b) distributes a wide assortment of vaping products to non-traditional retail outlets.

The insurance segment consists of the Company’s subsidiary, Maidstone Insurance Company, which it acquired on January 2, 2018.  Maidstone writes personal automobile and homeowners insurance primarily in New York State.

The catchall “Other” segment includes SDI holding company operations, Standard Outdoor, which owns and operates an out-of-home advertising business and those unallocated Turning Point activities. In two separate transactions during January and February of 2018, Standard Outdoor acquired 374 billboard faces, expanding its geographic presence to Alabama, Georgia and Florida, in addition to its operations in Texas.

The table and discussion set forth below relate to the Company’s consolidated results of operations:

	Three Months Ended June 30,
	2018	2017	% Change
Revenues
Smokeless products	$24,410	$22,021	10.8%
Smoking products	29,328	27,019	8.5%
NewGen products	27,363	23,046	18.7%
Insurance	7,497	-	100.0%
Other	672	-	100.0%
Total revenues	$89,270	$72,086	23.8%

Operating Income (Loss)
Smokeless products	$6,440	$5,302	21.5%
Smoking products	8,781	8,965	-2.1%
NewGen products	(312)	(734)	-57.5%
Insurance	551	-	100.0%
Other	(1,361)	(393)	246.3%
Total Operating Income	$14,099	$13,140	7.3%

Interest expense	(4,110)	(4,050)	1.5%
Interest and investment income	270	102	164.7%
Net periodic benefit expense, excluding service cost	(264)	(24)	1000.0%
Income before income taxes	9,995	9,168	9.0%
Income tax expense	1,908	2,795	-31.7%
Net income	8,087	6,373	26.9%
Amounts attributable to noncontrolling interests	(4,559)	(1,470)	210.1%
Net income attributable to SDI	$3,528	$4,903	-28.0%

Furthermore, as of June 30, 2018, the Company held a 51.0% ownership interest in Turning Point, which comprises a sizable portion of the Company’s consolidated financial results.

Revenues
For the three months ended June 30, 2018, the Company’s overall net sales increased 23.8% to $89.3 million as compared to $72.1 million for the three months ended June 30, 2017.  The increase in net sales was primarily driven by $7.1 million of revenues from earned insurance premiums following the acquisition of Maidstone on January 2, 2018, along with an increase of $9.0 million driven by volume growth across all of the tobacco product segments in addition to Turning Point’s acquisition of Vapor Supply in the NewGen segment during the second quarter of 2018.

Operating Income
Operating income increased 7.3% to $14.1 million for the three months ended June 30, 2018 from $13.1 million in the prior year period.  This increase is primarily due to growth in the tobacco segments and the inclusion of Vapor Supply and the insurance business in 2018 and was partially offset by corporate general and administrative expenses incurred by SDI, which were not included in the prior period.

Income Tax Expense
The Company’s income tax expense of $1.9 million was 19.1% of income before income taxes for the three months ended June 30, 2018, compared to $2.8 million for the three months ended June 30, 2017.  SDI and Standard Outdoor contributed no income tax expense or benefit to the consolidated results for the three months ended June 30, 2018 because they had a net loss and a full valuation allowance.  The decrease was primarily a result of the change in the federal tax rate from 35% to 21% and the change in the Kentucky (where Turning Point is headquartered) tax rate from 6% to 5%.

Net Income Attributable to SDI
For the three months ended June 30, 2018, net income attributable to SDI was $3.5 million, or $0.20 per diluted share based on 16.6 million weighted average Class A and Class B common shares outstanding, compared to $4.9 million, or $0.20 per diluted share based on 24.3 million weighted average Class A and Class B common shares outstanding for the three months ended June 30, 2017.  This decrease is a result of the items discussed above, as well as the deduction of net income attributable to noncontrolling interests, which relates to the allocation of Turning Point net income to shareholders of Turning Point who are not SDI.

Balance Sheet / Available Liquidity

Standard Diversified had cash and cash equivalents totaling $4.6 million as of June 30, 2018. For the six months ended June 30, 2018, the Company had cash outflows from operating activities of $2.4 million primarily relating to payments of accrued liabilities and an increase in receivables.

Standard Diversified had a net cash outflow from investing activities of $19.9 million relating to acquisitions of Maidstone and two billboard sign businesses.

On February 2, 2018, Standard Diversified entered into a term loan agreement with Crystal Financial LLC (“Crystal Term Loan”). The Crystal Term Loan provides for an initial term loan of $10.0 million with an additional undrawn commitment of $15.0 million.  Subject to the satisfaction of certain conditions, the Company may request an additional increase in the commitment of up to $25.0 million. The Crystal Term Loan bears interest at a rate equal to the three-month “Libor Rate” as published in The Wall Street Journal plus 7.25%. Interest under the Crystal Term Loan Agreement is payable monthly and is also subject to an initial commitment fee of $350,000 and an annual agency fee of $50,000. The principal balance is payable at maturity on February 2, 2023.  The initial proceeds were used to finance a portion of the acquisition of certain billboard structures, certain fees and expenses, and provide working capital for the Company.  In August 2018, the Company borrowed an additional $5.0 million under the Crystal Term loan. This additional borrowing is subject to the same terms as the initial borrowing.

Standard Diversified had cash inflows from financing activities of $11.3 million primarily from borrowings under the Crystal Term Loan and proceeds from a private placement stock issuance in January 2018. Future uses of our cash may include investing in our subsidiaries and new acquisitions.

About Standard Diversified Inc.
Standard Diversified Inc. is a holding company that owns and operates subsidiaries in a variety of industries, including insurance, other tobacco products and outdoor advertising.  For more information about the Company, please visit the Company’s website at www.standarddiversified.com.

Cautionary Statement Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, are forward-looking statements. These forward-looking statements address, among other things activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including the Company’s expected acquisition activity. These forward-looking statements are subject to a number of risks that could cause actual results to differ materially from those contained in the forward-looking statements, including those risks described in Part I, Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Securities and Exchange Commission, as well as the Company’s subsequent Quarterly Reports on Form 10-Q.

Currently unknown or unanticipated risks, or risks that emerge in the future, could cause actual results to differ materially from those described in forward-looking statements, and it is not possible for the Company to predict all such risks, or the extent to which this may cause actual results to differ from those contained in any forward-looking statement. Except as required by law, the Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Information:
Adam Prior
The Equity Group Inc.
Phone: (212) 836-9606
aprior@equityny.com

Standard Diversified Inc. and Subsidiaries
Consolidated Statements of Income
(dollars in thousands except share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Revenues:
Net sales	$81,773	$72,086	$156,121	$138,874
Insurance premiums earned	7,134	-	14,451	-
Net investment income from insurance investments	176	-	370	-
Other income	187	-	394	-
Total revenues	89,270	72,086	171,336	138,874

Operating costs and expenses:
Cost of sales	45,950	40,076	88,406	79,136
Selling, general and administrative expenses	22,275	18,870	45,745	35,749
Incurred losses and loss adjustment expenses	5,405	-	11,217	-
Other operating expenses	1,541	-	2,830	-
Total operating costs and expenses	75,171	58,946	148,198	114,885
Operating income	14,099	13,140	23,138	23,989

Interest expense	4,110	4,050	8,106	8,983
Interest and investment income	(270)	(102)	(377)	(216)
Loss on extinguishment of debt	-	-	2,384	6,116
Net periodic benefit expense, excluding service cost	264	24	221	116
Income before income taxes	9,995	9,168	12,804	8,990
Income tax expense	1,908	2,795	2,717	740
Net income	8,087	6,373	10,087	8,250
Net income attributable to noncontrolling interests	4,559	1,470	6,038	1,470
Net income attributable to Standard Diversified Inc.	$3,528	$4,903	$4,049	$6,780

Net income attributable to SDI per Class A and Class B Common Share – Basic	$0.21	$0.20	$0.24	$0.26
Net income attributable to SDI per Class A and Class B Common Share – Diluted	$0.20	$0.20	$0.23	$0.26
Weighted Average Class A and Class B Common Shares Outstanding – Basic	16,609,828	24,314,895	16,795,815	26,136,568
Weighted Average Class A and Class B Common Shares Outstanding – Diluted	16,610,654	24,329,200	16,829,326	26,143,760

Standard Diversified Inc. and Subsidiaries
Consolidated Balance Sheets
(dollars in thousands except share data)

	June 30, 2018	December 31, 2017
ASSETS
Cash and cash equivalents	$22,882	$18,219
Fixed maturities available for sale, at fair value; amortized cost $26,923 in 2018	26,494	-
Equity securities, at fair value; cost: $753 in 2018	744	-
Trade accounts receivable, net of allowances of $47 in 2018 and $17 in 2017	5,862	3,249
Premiums receivable	6,258	-
Inventories	76,870	63,296
Other current assets	19,691	10,851
Property, plant and equipment, net	26,838	9,172
Deferred income taxes	-	450
Deferred financing costs, net	974	630
Intangible assets, net	30,371	26,436
Deferred policy acquisition costs	2,392	-
Goodwill	135,341	134,620
Master Settlement Agreement (MSA) escrow deposits	30,229	30,826
Pension asset	-	396
Other assets	2,956	569
Total assets	$387,902	$298,714

LIABILITIES AND EQUITY
Reserves for losses and loss adjustment expenses	$25,521	$-
Unearned premiums	13,350	-
Advance premiums collected	647	-
Accounts payable	13,402	3,686
Accrued liabilities	14,917	20,014
Current portion of long-term debt	9,098	7,850
Revolving credit facility	16,000	8,000
Notes payable and long-term debt	203,389	186,190
Deferred income taxes	1,371	-
Postretirement benefits	3,932	3,962
Asset retirement obligations	2,028	-
Other long-term liabilities	3,429	571
Total liabilities	307,084	230,273

Commitments and contingencies

Equity:
Preferred stock, $0.01 par value; authorized shares 50,000,000; -0- issued and outstanding shares	-	-
Class A common stock, $0.01 par value; authorized shares, 300,000,000; 8,711,972 and 8,348,373 issued and outstanding shares at June 30, 2018 and December 31, 2017, respectively	87	83
Class B common stock, $0.01 par value; authorized shares, 30,000,000; 7,923,290 and 8,041,525 issued and outstanding shares at June 30, 2018 and December 31, 2017, respectively; convertible into Class A shares on a one-for-one basis	79	81
Additional paid-in capital	73,794	70,813
Accumulated other comprehensive loss	(2,119)	(1,558)
Accumulated deficit	(22,945)	(26,982)
Total stockholders' equity	48,896	42,437
Noncontrolling interests	31,922	26,004
Total equity	80,818	68,441
Total liabilities and equity	$387,902	$298,714